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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 10)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               April 25, 1996
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

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            Whitehall Street Real Estate Limited Partnership V
("Whitehall"), WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., Goldman, Sachs & Co. ("GS&Co"), RCPI Holdings Inc. ("RCPI Holdings") and RCPI Merger Inc. ("RCPI Merger") hereby amend the report on
Schedule 13D, dated January 3, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995, Amendment No. 2 thereto dated September 19, 1995, Amendment No. 3 thereto dated October 6, 1995, Amendment No. 4 thereto dated October 6, 1995, Amendment No. 5 thereto dated October 10, 1995, Amendment No. 6 thereto dated October 12, 1995, Amendment No. 7 thereto dated October 18, 1995, Amendment No. 8 thereto dated November 9, 1995 and Amendment No. 9 thereto dated February 20, 1996 (the "Schedule 13D"), filed in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

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Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph as a new numbered paragraph 17 immediately after numbered paragraph 16 appearing therein:


                  (17) Members of the Investor Group and certain of their designated affiliates have entered into an agreement (the "GE/NBC Agreement") with General Electric Company ("GE") and National Broadcasting Company, Inc. ("NBC" and, together with GE, "GE/NBC") in which the parties have agreed to commence preparation of mutually acceptable documentation pursuant to which, subject to the consummation of the merger of RCPI Merger with and into RCPI, GE/NBC or one of its affiliates will acquire ownership interests in a portion of certain of the buildings that it currently leases at Rockefeller Center and certain other related transactions will be effected in consideration of a payment by GE/NBC of $440 million. The GE/NBC Agreement contemplates, among other things, extensive changes in the occupancy arrangements for the NBC space at Rockefeller Center, including extension of options for the NBC Studio 1A lease, changes with respect to NBC's use of Rockefeller Center in its broadcasting activities, expanded NBC rights regarding its condominium unit spaces, and the elimination of NBC's lease expiring in 2022 and its obligation to pay rent thereunder through such date. The foregoing description of the GE/NBC Agreement is qualified in its entirety by reference to the copy of the GE/NBC Agreement attached as Exhibit 23 hereto, which is incorporated herein by reference.

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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph as new lettered paragraphs (n) and (o) immediately after lettered paragraph (m) appearing therein:

                  (n) On April 25, 1996, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, Exor and Troutlet entered into Amendment No. 2 to the Agreement and Plan of Merger amending the terms of the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement. A copy of Amendment No. 2 to the Merger Agreement is attached hereto as
            Exhibit 24 and is incorporated herein by reference.

                  (o) On April 25, 1996, RCPI and GSMC entered into Amendment No. 2 to the Supplemental Agreement amending the terms of the Supplemental Agreement, as amended by Amendment No. 1 to the Supplemental Agreement, to conform to the terms of the Merger Agreement as amended by Amendments No. 1 and No. 2 to the Merger Agreement. A copy of Amendment No. 2 to the Supplemental Agreement is attached hereto as Exhibit 25 and is incorporated herein by reference.




Item 7.     Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

            Exhibit No.            Exhibit                              Page

                  23               Agreement, dated as of April 23,       7
                                   1996, among Whitehall Street Real
                                   Estate Limited Partnership V,
                                   Rockprop L.L.C., Prometheus
                                   Investors, L.L.C., Troutlet
                                   Investments Corporation, Gribble
                                   Investments (Tortola) BVI, Inc.,
                                   Weevil Investments (Tortola) BVI,
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                                   Inc., Exor Group S.A., General
                                   Electric Company and National
                                   Broadcasting Company, Inc.

                  24               Amendment No. 2 to the Agreement      27
                                   and Plan of Merger, dated as of
                                   April 25, 1996, among Rockefeller
                                   Center Properties, Inc., RCPI
                                   Holdings Inc., RCPI Merger Inc.,
                                   Whitehall Street Real Estate
                                   Limited Partnership V, Rockprop,
                                   L.L.C., David Rockefeller, Exor
                                   Group S.A., Troutlet Investments
                                   Corporation and, for the purposes
                                   of Section 4 only, Goldman Sachs
                                   Mortgage Company.

                  25               Amendment No. 2 to the                32
                                   Supplemental Agreement, dated
                                   April 25, 1996, between
                                   Rockefeller Center Properties,
                                   Inc. and  Goldman Sachs Mortgage
                                   Company.

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                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 3, 1996



                         WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                        By:  WH Advisors, L.P. V, General
                             Partner


                              By:   WH Advisors, Inc. V,
                                    General Partner


                                By: /s/ Ralph Rosenberg
                                     Name: Ralph Rosenberg
                                     Title: Vice President